Hiveskill LLC
Statements of Cash Flows
(Unaudited)

	December 31, 2021	For the Period April 30, 2020 (Inception) to December 31, 2020
Cash flows from operating activities:		
Net income/(loss)	$ (9,990)	$ -
Changes in operating assets and liabilities:		
	-	-
Net cash used in operating activities	(9,990)	-
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Members' contributions	59,823	-
Net cash provided by financing activities	59,823	-
Net cash increase for period	49,833	-
Cash at beginning of period	-	-
Cash at end of year	$ 49,833	$ -

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -	$ -
Interest	$ -	$ -